The Coffee Class Corporation



ANNUAL REPORT

9620 Las Vegas Blvd S STE E4 # 591

Las Vegas, NV 89123-6508

(702) 919-0245

https://thecoffeeclass.com/

This Annual Report is dated October 24, 2025.

BUSINESS

Overview

The Coffee Class is a Las Vegas born coffee bistro with sophisticated menu choices, specialty coffee and handcrafted lattes, and scratch made pastries. We provide a fast casual atmosphere for the discerning customer who prioritizes a warm welcoming experience and food that is second to none in quality.

The Coffee Class was founded in 2019 as an experiment to see if amazing coffee can be paired with amazing food in one sensational service oriented concept. We're on a journey to transform your daily grind with exceptional service, and a delicious experience, prepared every day with heart. We want to elevate your coffee house cafe experience to something you've never imagined by bringing you quality fresh baked pastries, amazing organic coffee and tea, and delicious all day food options.

We opened our third location, Almond and Oat, in January 2023. It's a specialty coffee shop that operates as part of The Coffee Class.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for The Coffee Class LLC and any future LLCs (new locations). TCC Durango LLC and TCC Horizon LLC were formed as two new entities under the parent company KBC Companies LLC to manage our new Horizon and future Uncommons locations. On 8/18/2022, KBC Companies LLC converted to a Nevada C-Corporation, The Coffee Class Corporation. TCC St Rose LLC was formed on 10/26/2022 to manage Almond and Oat.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $371,674.45
Number of Securities Sold: 204,026
Use of proceeds: Operations, marketing, and working capital for café expansion.
Date: March 14, 2023
Offering exemption relied upon: Regulation CF

Name: Class A Preferred Convertible Stock
Type of security sold: Equity
Final amount sold: $700,000.00
Number of Securities Sold: 840,000
Use of proceeds: Capital expansion, construction of new café locations, marketing, and corporate reserve funding.
Date: December 18, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2024 was $3,102,419, compared to $2,782,303 in 2023, representing 11.5% year-over-year growth driven by strong sales at Eastern, Horizon, and Almond & Oat Henderson.

Cost of Goods Sold
COGS for 2024 was $2,131,733, compared to $2,118,163 in 2023, reflecting higher ingredient costs and seasonal menu testing partially offset by tighter cost controls and renegotiated vendor contracts.

Gross Margin
Gross margin improved to approximately 31% due to optimized pricing and operational efficiencies.

Expenses
Operating expenses rose in 2024 due to new café buildout and marketing investments for Almond & Oat and Village Square. Payroll increased modestly to support management training and leadership expansion.

Net Income
Net income for 2024 was $(435,044), compared to $(426,648) in 2023. The Company remains in its high-growth phase but continues to strengthen margins quarter over quarter.

Key Drivers
• Continued brand awareness and repeat customer growth.
• Cost control improvements through MarketMan and Toast integrations.
• Momentum toward profitability through 2025 with four operating cafés.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $194,866.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2024, the Company had outstanding long-term debt obligations consisting primarily of:

Loan Payable – Costarmos LLC: $680,957
Loan Payable – Toast Capital: $163,766
Related Party Loan (Founder/CEO): ($5,000) net balance
No EIDL balance owed as of year-end

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

The sole officer and director of the Company is:
Name: Kyle Cunningham
Title: President, CEO, and Director

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of December 31, 2024, the Company had the following securities outstanding:

2,951,714 shares of Common Stock outstanding
840,000 shares of Class A Preferred Convertible Stock outstanding

The Company's equity ownership includes founders and investors, including those participating through a crowdfunding capital raise.

RELATED PARTY TRANSACTIONS

During 2024, the Company had one related-party transaction involving its founder and CEO. A shareholder loan previously provided to the Company was partially repaid, resulting in a net balance of approximately ($5,000) due to the related party as of year-end.

OUR SECURITIES

The Company has issued common and preferred equity through private placements, including a crowdfunding raise. These securities are
not publicly traded and are
subject to transfer restrictions under applicable securities laws, including limitations on resale. The Company's securities are privately held and may only be transferred in compliance with federal and state securities regulations.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The Company is dependent on consumer spending and discretionary income. A downturn in the economy, inflationary pressures, or a reduction in consumer confidence may adversely impact café sales. The Company faces risks associated with scaling operations, including maintaining quality, training consistency, and managing multiple locations profitably. Supply chain constraints or increased ingredient costs could impact margins. The Company may face challenges in securing favorable lease terms or maintaining sufficient working capital to fund expansion. Competition in the specialty coffee and bakery segment is intense and includes national and local players. The Company relies heavily on the leadership and operational oversight of its founder and CEO, Kyle Cunningham. The loss of his services could have a material adverse effect on performance. While the Company has launched its Almond & Oat brand, there is no assurance it will achieve the same traction as The Coffee Class brand or perform according to projections.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 24, 2025.

The Coffee Class Corporation

By   /s/ *Kyle Cunningham*

     Name: The Coffee Class Corporation

     Title: CEO, Director & Treasurer

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

The Coffee Class
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Eastern Accounts	
BofA Main-8941	547.26
BofA SUT-8954 (deleted)	29.97
Cash Clearing BofA Main-8941	0.00
Total for Eastern Accounts	**$577.23**
Horizon Accounts	
BofA-Horizon Operating-7344	1,435.86
BofA SUT Checking (1896) (deleted)	6.01
RM and Petty Cash Checking (1906)	0.00
Total for Horizon Accounts	**$1,441.87**
St. Rose Accounts	
BofA Bill Pay & Payroll - 1287	516.36
BofA Fixed Expense Payments - 1956	0.81
Cash - St. Rose	172.42
Total for St. Rose Accounts	**$689.59**
The Coffee Class Corp Accounts	
BofA-2745	1,591.01
Total for The Coffee Class Corp Accounts	**$1,591.01**
Total for Bank Accounts	**$4,299.70**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Cash in Till and Safe - Eastern	500.00
Cash in Till and Safe - Horizon	500.00
Deposits in Transit	0.00
Employee Advance	0.00
Inventory Asset	3,307.77
Merchant Clearing	3,922.65
Toast Clearing	23,994.74
Uncategorized Asset	0.00
Total for Other Current Assets	**$32,225.16**
Total for Current Assets	**$36,524.86**

Balance Sheet

The Coffee Class
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
Asset Purchase	30,478.85
Fixed Assets	
Accumulated Depreciation	-331,546.86
Furniture & Equipment	225,616.52
Leasehold Improvements	433,157.38
Signage	12,680.00
Total for Fixed Assets	**$339,907.04**
Horizon Location	109,200.00
Total for Fixed Assets	**$479,585.89**
Other Assets	
Accumulated Amortization	-30,811.00
Loan Fees	0.00
Organizational costs	1,275.00
Purchased Goodwill	4,000.00
Purchased Noncompete	10,000.00
Security Deposit - Landlord	19,773.17
Start up Expenditures	224,933.53
Total for Other Assets	**$229,170.70**
Total for Assets	**$745,281.45**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	165,483.64
Total for Accounts Payable	**$165,483.64**
Credit Cards	
Other Current Liabilities	
Deferred Gift Card Sales	5,638.74
Loan Payable - Door Dash	15,054.99
Nevada Department of Taxation Payable	0.00
Payroll Liabilities	0.00
Sales Tax Payable	9,744.34
Undistributed Tips	0.00
Total for Other Current Liabilities	**$30,438.07**
Total for Current Liabilities	**$195,921.71**

Balance Sheet

The Coffee Class

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Costarmos Loan 2 (deleted)	82,500.00
EIDL Loan	0.00
Loan - Delta Bridge Funding (deleted)	32,754.17
Loan From Kyle Cunningham	1,165.96
Loan Payable - Costarmos LLC	600,000.00
Loan Payable - Toast Capital	125,767.86
Total for Long-term Liabilities	**$842,187.99**
Total for Liabilities	**$1,038,109.70**
Equity	
Common Stock	5,000.00
Kyle C Distribution	0.00
Kyle C Investment	0.00
Opening Balance Equity	0.00
Paid In Capital	2,500.00
Start Engine Stock	281,907.52
Retained Earnings	-156,299.82
Net Income	-425,935.95
Total for Equity	**-$292,828.25**
Total for Liabilities and Equity	**$745,281.45**

Balance Sheet

The Coffee Class
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Eastern Accounts	
BofA Main-8941	16,883.74
BofA SUT-8954 (deleted)	309.94
Cash Clearing BofA Main-8941	0.00
Total for Eastern Accounts	**$17,193.68**
Horizon Accounts	
BofA-Horizon Operating-7344	4,126.83
BofA SUT Checking (1896) (deleted)	413.35
RM and Petty Cash Checking (1906)	0.00
Total for Horizon Accounts	**$4,540.18**
St. Rose Accounts	
BofA Bill Pay & Payroll - 1287	2,373.06
BofA Fixed Expense Payments - 1956	50.47
Cash - St. Rose	265.34
Total for St. Rose Accounts	**$2,688.87**
The Coffee Class Corp Accounts	
BofA-2745	170,443.53
Corporate Cash Reserve 5133	0.00
Total for The Coffee Class Corp Accounts	**$170,443.53**
Total for Bank Accounts	**$194,866.26**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Cash in Till and Safe - Eastern	500.00
Cash in Till and Safe - Horizon	500.00
Deposits in Transit	0.00
Employee Advance	0.00
In Kind Contra Asset	8,453.22
Inventory Asset	1,556.02
Merchant Clearing	3,922.67
Toast Clearing	10,614.30
Uncategorized Asset	0.00
Total for Other Current Assets	**$25,546.21**
Total for Current Assets	**$220,412.47**
Fixed Assets	
Asset Purchase	30,478.85

Balance Sheet

The Coffee Class

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
Accumulated Depreciation	-369,789.86
Furniture & Equipment	225,616.52
Leasehold Improvements	440,437.38
Signage	12,680.00
Total for Fixed Assets	**$308,944.04**
Horizon Location	-22,493.00
Total for Fixed Assets	**$316,929.89**
Other Assets	
Accumulated Amortization	-41,005.00
Equipment Deposit	2,734.75
Loan Fees	0.00
Organizational costs	850.00
Purchased Goodwill	4,000.00
Purchased Noncompete	10,000.00
Security Deposit - Landlord	24,627.14
Start up Expenditures	295,151.73
Total for Other Assets	**$296,358.62**
Total for Assets	**$833,700.98**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	167,960.65
Total for Accounts Payable	**$167,960.65**
Credit Cards	
Ramp Card	164.21
Total for Credit Cards	**$164.21**
Other Current Liabilities	
Deferred Gift Card Sales	6,220.59
Federal Tax Payable	0.00
In Kind Liability	16,906.45
Loan Payable - Door Dash	0.00
Nevada Department of Taxation Payable	0.00
Payroll Liabilities	0.00
Sales Tax Payable	0.00
Undistributed Tips	0.00
Total for Other Current Liabilities	**$23,127.04**
Total for Current Liabilities	**$191,251.90**

Balance Sheet

The Coffee Class

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
EIDL Loan	0.00
Loan From Kyle Cunningham	-5,000.00
Loan Payable - Costarmos LLC	680,957.09
Loan Payable - Toast Capital	163,765.99
Total for Long-term Liabilities	**$839,723.08**
Total for Liabilities	**$1,030,974.98**
Equity	
Class A Investor	220,000.00
Common Stock	5,000.00
Kyle C Distribution	0.00
Kyle C Investment	0.00
Opening Balance Equity	0.00
Paid In Capital	2,500.00
Start Engine Stock	592,904.91
Retained Earnings	-582,235.77
Net Income	-435,443.14
Total for Equity	**-$197,274.00**
Total for Liabilities and Equity	**$833,700.98**

The Coffee Class

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	22,279.53
Coffee & Tea Sales	1,504,939.68
Food Sales	1,767,922.75
Sales Discounts	-122,938.40
Employee Meals	-69,784.67
Total Sales Discounts	**-192,723.07**
Total Sales	**3,102,418.89**
Total Income	**$3,102,418.89**
Cost of Goods Sold	
Cost of Food	8,666.56
Coffee	244,052.81
Food	594,194.42
Paper Supplies	55,562.83
Total Cost of Food	**902,476.62**
Cost of Labor	
Bonus	11,296.97
Overtime	31,457.30
Payroll Taxes	157,088.77
Profit Sharing Income	6,901.03
Salaries & Wages	971,258.96
Total Cost of Labor	**1,178,003.03**
Restaurant Supplies	51,253.64
Total Cost of Goods Sold	**$2,131,733.29**
GROSS PROFIT	**$970,685.60**
Expenses	
Advertising & Marketing	156,630.76
Third Party Promotions	109,102.28
Total Advertising & Marketing	**265,733.04**
Auto Expenses	
Fuel	1,935.96
Total Auto Expenses	**1,935.96**
Background Checks	794.28
Bank Charges & Fees	1,846.15
Charitable Donations	1,500.00
Computer Supplies & Software	353.85
Consulting Fees	0.00
Contractors	25,259.25

The Coffee Class

Profit and Loss

January - December 2024

	TOTAL
Delivery Service Fees	27,888.41
DoorDash Fees	35,515.88
Grubhub Fees	0.00
UberEats Fees	74,845.88
Total Delivery Service Fees	**138,250.17**
Dues & Subscriptions	5,874.98
Equipment Lease	10,393.86
Gift Card Expenses	239.30
Graphic Design	2,628.99
In Kind Expense	6,546.78
Insurance	19,772.22
Workers Comp	4,524.96
Total Insurance	**24,297.18**
Interest Paid	147,299.40
Internet Expense	15,497.94
Legal & Professional Services	15,317.29
Accounting	45,700.00
Total Legal & Professional Services	**61,017.29**
Merchant Processing Fees	87,337.40
Office Expenses	15,946.46
Office Supplies	998.89
Payroll Expenses	34,961.45
Permits	1,478.30
Postage & Delivery	2,824.65
Printing & Reproduction	581.41
Reimbursed Expenses	268.52
Rent & Lease	172,800.08
Repairs & Maintenance	54,662.14
Research & Development	9,260.25
Software and Technology	34,811.07
Staff Recognition and Rewards	6,981.96
Taxes & Licenses	6,143.37
Towel/Laundry Services	29,347.41
Training & Development	2,515.21
Travel	3,872.29
Uniform Expense	162.53
Utilities	46,147.96
Total Expenses	**$1,220,569.77**
NET OPERATING INCOME	**$ -249,884.17**
Other Income	
Grant	25,000.00

The Coffee Class

Profit and Loss

January - December 2024

	TOTAL
Interest Income	493.76
Other Income	-162,216.91
Total Other Income	**$ -136,723.15**
Other Expenses	
Amortization Expense	10,194.00
Depreciation Expense	38,243.00
Total Other Expenses	**$48,437.00**
NET OTHER INCOME	**$ -185,160.15**
NET INCOME	**$ -435,044.32**

Statement of Cash Flows

The Coffee Class

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-435,443.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	2,477.01
Accumulated Amortization	10,194.00
Deferred Gift Card Sales	581.85
Equipment Deposit	-2,734.75
Federal Tax Payable	0.00
Fixed Assets:Accumulated Depreciation	38,243.00
In Kind Contra Asset	-8,453.22
In Kind Liability	16,906.45
Inventory Asset	1,751.75
Loan Payable - Door Dash	-15,054.99
Merchant Clearing	-0.02
Ramp Card	164.21
Sales Tax Payable	-9,744.34
Start up Expenditures	-70,218.20
Toast Clearing	13,380.44
Uncategorized Asset	0.00
Undistributed Tips	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$22,506.81**
Net cash provided by operating activities	**-$457,949.95**
INVESTING ACTIVITIES	
Fixed Assets:Furniture & Equipment	0.00
Fixed Assets:Leasehold Improvements	-7,280.00
Horizon Location	131,693.00
Organizational costs	425.00
Security Deposit - Landlord	-4,853.97
Net cash provided by investing activities	**$119,984.03**
FINANCING ACTIVITIES	
Class A Investor	220,000.00
Common Stock	0.00
Costarmos Loan 2 (deleted)	-82,500.00
Loan - Delta Bridge Funding (deleted)	-32,754.17
Loan From Kyle Cunningham	-6,165.96
Loan Payable - Costarmos LLC	80,957.09
Loan Payable - Toast Capital	37,998.13
Start Engine Stock	310,997.39
Net cash provided by financing activities	**$528,532.48**
NET CASH INCREASE FOR PERIOD	**$190,566.56**
Cash at beginning of period	**$4,299.70**
CASH AT END OF PERIOD	**$194,866.26**

Statement of Cash Flows

The Coffee Class
January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-425,935.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-333.12
Accounts Receivable (A/R)	0.00
Accumulated Amortization	10,194.00
Deferred Gift Card Sales	-3,058.62
Fixed Assets:Accumulated Depreciation	57,698.00
Inventory Asset	-307.77
Loan Payable - Door Dash	6,917.06
Merchant Clearing	-3,922.65
Nevada Department of Taxation Payable	0.00
Sales Tax Payable	49.44
Start up Expenditures	-32,222.70
Toast Clearing	-23,994.74
Uncategorized Asset	-279,818.39
Undistributed Tips	-392.74
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$269,192.23**
Net cash provided by operating activities	**-$695,128.18**
INVESTING ACTIVITIES	
Fixed Assets:Furniture & Equipment	0.00
Fixed Assets:Leasehold Improvements	-14,110.00
Fixed Assets:Signage	-2,095.00
Horizon Location	-109,200.00
Security Deposit - Landlord	-4,480.00
Net cash provided by investing activities	**-$129,885.00**
FINANCING ACTIVITIES	
Common Stock	5,000.00
Costarmos Loan 2 (deleted)	-17,500.00
EIDL Loan	-270,300.00
Kyle C Distribution	588,927.21
Kyle C Investment	-648,257.80
Loan - Delta Bridge Funding (deleted)	32,754.17
Loan From Kyle Cunningham	1,165.96
Loan Payable - Toast Capital	125,767.86
Paid In Capital	2,500.00
Retained Earnings	868,472.61
Start Engine Stock	127,020.49
Net cash provided by financing activities	**$815,550.50**
NET CASH INCREASE FOR PERIOD	**-$9,462.68**
Cash at beginning of period	**$13,762.38**
CASH AT END OF PERIOD	**$4,299.70**

		Preferred Stock		Common stock		Accumulated	Total Stockholders'
		Shares	Amount	Shares	Amount	Deficit	Deficit
Inception		-	$ -	2,500,000	$ -	$ -	$ -
Shares issued for cash				111,689	223,378	-	223,378
Net income (loss)		-	-	-	-	(592,375)	(592,375)
	December 31, 2022	-	$ -	2,611,689	$ 223,378	$ (592,375)	$ (368,997)
							$ -
Shares issued for cash				92,164	184,328	-	184,328
Shares issued for cash				110,825	205,026	-	205,026
Net income (loss)		-	-	-	-	(426,269)	(426,269)
	December 31, 2023	-	$ -	202,989	$ 389,354	$ (426,269)	$ (36,915)
Shares issued for cash		700,000	700,000	137,036	253,517	-	953,517
Shares issued for services		-	-	250,000	-	-	-
Net income (loss)		-	-	-	-	(432,966)	(432,966)
	12/31/2024	700,000	$ 700,000	387,036	$ 253,517	$ (859,235)	$ 483,636

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

The Coffee Class Corporation was formed on 10/22/2022 ("Inception") in the State of NV..   The financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in LAS VEGAS, NV.

The Company operates as a bakery bistro brand based in Las Vegas, Nevada, specializing in handcrafted espresso beverages, scratch-made pastries, and savory breakfast and lunch offerings. Since inception, the Company has grown into a multi-unit operator known for combining high-quality food and beverage with a focus on hospitality and community. Its concept emphasizes creating a welcoming environment where guests gather, connect, and enjoy thoughtfully prepared products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of food, beverages, and related café products at the point of sale, as well as from catering services and merchandise sales, when the service has been performed and payment is received or reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation



- **Loan Payable – Costarmos LLC:** $680,957, representing financing related to corporate operations.

- **Loan Payable – Toast Capital:** $163,766, used for equipment and working capital needs.

- **Loan from Related Party (Kyle Cunningham):** ($5,000) net balance, reflecting a shareholder loan arrangement.

The Company had no outstanding balance under its Economic Injury Disaster Loan (EIDL) as of December 31, 2024.

Current liabilities also included deferred gift card sales of $6,221 and in-kind liabilities of $16,906

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, nor aware of, any pending or threatened litigation against the Company or any of its officers.

As of December 31, 2024, the Company has the following significant commitments:

- **Long-Term Operating Leases:**

  - **709 E Horizon Drive #100, Henderson, NV:** Lease effective October 1, 2021, expiring September 30, 2027, with base rent beginning at $1,850 per month and escalating by $50 annually, plus CAM charges.

  - **10445 Spencer St., Unit 110 (St. Rose Location):** Lease assigned effective November 1, 2022, with monthly rent of approximately $2,699 and annual rental increases thereafter.

  - **Village Square (9580 W Sahara Ave, Suites 101 & 109, Las Vegas, NV):** Five-year lease commencing January 1, 2025, with initial monthly base rent of $4.00 per rentable square foot (approx. $14,740), subject to 3% annual increases. Lease includes one five-year renewal option and a tenant improvement allowance of $400,000.

  - **Eastern Location (Henderson, NV):** Lease originally dated October 1, 2021, and amended in August 2023. Terms include ongoing monthly rent obligations under a multi-year agreement .

- **Tenant Improvement Commitments:** Under the Village Square lease, the landlord has agreed to provide a tenant improvement allowance of up to $400,000 to fund initial build-out costs.

- **Other Commitments:** The Horizon lease amendments provide for certain exterior improvements (tree removal, outdoor seating, signage, and dedicated parking for curbside pickup) to be funded by the Company.

The Company has no unused letters of credit or other material contractual obligations as of year-end.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue **5,000,000 shares** of common stock with a par value of $0.001 per share. As of December 31, 2024, the Company had issued and outstanding **2,951,714 shares** of common stock .

Preferred Stock
In December 2024, the Board authorized and issued **Class A Preferred Convertible Stock**, totaling **840,000 shares** to investors in exchange for $700,000 in proceeds. Each share of Class A Preferred is convertible into one share of common stock beginning in 2028, subject to the terms and conditions of the issuance .

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2024, the Company had the following related party transactions:

- **Founder Loan:** Kyle Cunningham, Founder and CEO, advanced funds to the Company during prior years. As of December 31, 2024, the net related party loan balance was approximately **($5,000)**, reflecting repayments made by the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through **February 14, 2025**, the issuance date of these financial statements.

In December 2024, the Company issued 250,000 shares of common stock to an advisor in exchange for services.

In February 2025, the Company issued 840,000 shares of Class A Preferred Convertible Stock in connection with a capital raise of $700,000.

Other than the matters described above, there have been no events or transactions during this period which would have a material effect on these financial statements.

I, Kyle Cunningham, the CEO of The Coffee Class Corporation, hereby certify that the financial statements of The Coffee Class Corporation and notes thereto for the periods ending 2024 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of **$894,281**; taxable income of **($377,415)**; and total tax of **$0**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9/17/2025 (Date of Execution).

CEO

9.17.25

CERTIFICATION

    I, Kyle Cunningham, Principal Executive Officer of The Coffee Class Corporation, hereby certify that the financial statements of The Coffee Class Corporation included in this Report are true and complete in all material respects.

Kyle Cunningham

CEO, Director & Treasurer